

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2014

Via E-mail
Mr. Keith D. Taylor
Chief Financial Officer
Equinix, Inc.
One Lagoon Drive, Fourth Floor
Redwood City, CA 94065

      Re: **Equinix, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2013
                Filed February 28, 2014
                File No. 000-31293

Dear Mr. Taylor:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Robert S. Littlepage, for

                            Larry Spirgel
                            Assistant Director